TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES FIRST GOLD POUR AT CÔTÉ GOLD

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, March 31, 2024 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce that it has completed its first gold pour at the Côté Gold Mine ("Côté Gold" or "Côté"), located in Ontario, Canada.  Côté Gold is operated as a joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("Sumitomo").

"I am delighted to announce that Côté Gold achieved the milestone of first gold pour, less than 90 days since the start of the pre-commissioning activities," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "With Côté Gold online, IAMGOLD now has three operating mines, joining Essakane in Burkina Faso and Westwood in Quebec, Canada. This achievement represents the culmination of over 15 million hours of work over four years of construction - an incredible effort for the team on the ground as the project cost to first gold remains in line with the updated budget estimate while maintaining a near impeccable safety record. Further, I want to thank our partner Sumitomo for their continued support and dedication. This achievement is monumental for the Côté team, IAMGOLD, Sumitomo and for the gold mining industry itself."

Commissioning activities at Côté have been progressing well, with performance achieved in the crushing, HPGR and processing circuits within expectations, including power consumption. With first gold now achieved, the next step and focus for IAMGOLD is on the ramp up of the operation to commercial production in the third quarter towards the goal of exiting the year at a 90% throughput rate. Production guidance from Côté this year, on a 100% basis, is unchanged at 220,000 to 290,000 ounces of gold, assuming the remaining milestones are achieved. At steady run-rate, Côté Gold is expected to be within the largest operating gold mines in Canada with an expected mine life exceeding 18 years and significant opportunities for growth. On a project level, combining the Côté and Gosselin deposits, Côté has a total estimated Measured and Indicated Mineral Resource1 of 16.5 million ounces with an additional 4.2 million ounces of Inferred1, putting the project in exclusive company of large-scale Canadian assets.

Mr. Adams continued, "Côté is positioned as an innovation leader in our industry as the first gold mining project in North America designed and built for a fully automated haulage fleet. Automation not only brings significant benefits in health and safety and operating efficiencies but is a considerable step forward in the evolution of modern mining and the skilled workforce of tomorrow. Further, this is just the beginning for Côté, as we believe the project is the start of what will ultimately turn into a new mining district that will be a mining hub for decades to come."

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

1  Côté and Gosselin deposits Mineral Resources as of Dec 31, 2023: M&I Mineral Resources of 606.1 Mt @ 0.85 g/t Au = 16.5 Moz Au | Inferred Mineral Resources of 184.5 Mt @ 0.70 g/t Au = 4.2 Moz Au

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a "qualified person" ("QP") as defined by NI 43-101. The technical and scientific information in this news release has been reviewed and approved by Ms. Bugnon, as applicable.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction and commissioning of the Côté Gold Project; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Project; expected production of the Côté Gold Project, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; permitting timelines and the expected receipt of permits; inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; the price and ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; regulatory filings; equity financings; prepay arrangements; investor relations activities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

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Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction and commissioning of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedarplus.ca or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.